Exhibit 99.5

NICE Launches Enlighten AutoSummary, Empowering Agents To Deliver
Seamless CX

NICE Enlighten AutoSummary delivers smart, automated agent interactions summaries using AI to automatically identify key tasks, contact reason and actions

Hoboken, N.J., December 12, 2022 – NICE (Nasdaq: NICE) today announced the launch of Enlighten AutoSummary, a complete out-of-the-box, AI contact center solution for automatically generating contact center summaries of every customer interaction with an agent. Average handle times and after-call work are reduced as agents are relieved of the need for manual notetaking, while concise, accurate and actionable information about the interaction is immediately available to the next agent in the customer’s journey.

Now agents can concentrate fully on addressing the customer’s issue during a call, rather than on summarizing what is being said, while their service quality is improved with a more comprehensive customer context compared with previous interactions.  Traditional, manual notetaking often produces inconsistent or incomplete information about a given interaction, resulting in data that cannot be put to good use and valuable time wasted. Enlighten AutoSummary helps contact centers of all sizes ensure service continuity over time and across customer touchpoints, with more personalized and frictionless experiences.

The interaction notes generated by Enlighten AutoSummary include customer contact reason, actions and outcomes. The solution is underpinned by extensive purpose-built, predictive AI models based on the industry’s leading CX dataset. In addition, Enlighten AutoSummary continuously improves its understanding of specific customer and agent behaviors with machine learning for more informative interaction narratives. Enlighten AutoSummary works with any CRM system so that all notes are easily accessible by any agent using tools they are already trained on.  Contact centers can use the summary data as part of comprehensive analytics programs to ensure that promised actions and outcomes, such as callbacks, have been scheduled.

Barry Cooper, President, CX Division, NICE:
“Enlighten AutoSummary continues NICE’s relentless CXi (Customer Experience interactions) focus on delivering exceptional experiences with innovative AI technology that enables contact centers to capture and summarize critical information in agent interactions with customers. Our latest out-of-the-box solution automatically identifies contact reasons and outcomes with high accuracy– allowing the agents to focus on the customer at the present moment. And, whether the last interaction was 5 minutes or 5 months ago, Enlighten AutoSummary provides the next agent and the supervisor with everything they need to know for more personalized, seamless customer service every time.”

Omer Minkara, VP & Principal Analyst, Aberdeen Strategy & Research:
“Enlighten AutoSummary is an out-of-the-box solution providing immediate value with automated AI-driven contact center interaction summaries. The solution brings NICE’s massive CX dataset to the table for highly accurate reporting of call reasons, intentions and outcomes, improving customer experience by providing consistent and thorough information to every agent along each customer’s journey. The automated summaries can then also be leveraged in the context of interaction analytics for a wider CX strategy.”

Visit our website to learn more about how organizations are realizing substantial cost savings and improve CX with Enlighten AutoSummary.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.